SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Civeo Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

178787107

(CUSIP Number)

Torgerson Family Trust and 989677 Alberta Ltd.

596 McClure Road

Kelowna, British Columbia V1W 1H3

Attention: Lance Torgerson

- with copies to -

Dentons Canada LLP

2900 Manulife Place

10180 – 101 St. NW

Edmonton, AB T5J 3V5

Attention: Leanne Krawchuk

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 178787107

1.	NAME OF REPORTING PERSONS Torgerson Family Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Province of British Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 24,686,306
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 24,686,306
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,686,306
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 178787107

1.	NAME OF REPORTING PERSONS 989677 Alberta Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Alberta
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 5,948,213
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 5,948,213
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,948,213
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 178787107

1.	NAME OF REPORTING PERSONS Svenco Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 5,948,213
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 5,948,213
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,948,213
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 178787107

1.	NAME OF REPORTING PERSONS Lance Torgerson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 30,634,519
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 30,634,519
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,634,519
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 178787107

1.	NAME OF REPORTING PERSONS Tammy Torgerson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 30,634,519**
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 30,634,519**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,634,519**
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

**

Includes 5,948,213 shares held directly by 989677 Alberta Ltd. and indirectly by the Reporting Person’s spouse, Lance Torgerson. The Reporting Person expressly disclaims beneficial ownership of these 5,948,213 shares.

CUSIP NO. 178787107

1.	NAME OF REPORTING PERSONS Richard Torgerson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 24,752,106**
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 24,752,106**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,752,106**
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

**	Includes 24,686,306 shares held directly by Torgerson Family Trust. The Reporting Person expressly disclaims beneficial ownership of these 24,686,306 shares.

Explanatory Note

This Amendment No. 1 to Schedule 13D is a joint filing of Torgerson Family Trust, 989677 Alberta Ltd., Svenco Investments Ltd., Lance Torgerson, Tammy Torgerson and Richard Torgerson pursuant to a Joint Filing Agreement, dated as of April 5, 2018, attached hereto as Exhibit 99.1 and incorporated herein. This Amendment No. 1 supersedes and replaces all previous filings on Schedule 13D by the Reporting Persons with respect to the securities of Civeo Corporation.

Item 1.	Security and Issuer

This Schedule 13D relates to common shares, no par value per share (the “Common Shares”), of Civeo Corporation, a British Colombia corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Three Allen Center, 333 Clay Street, Suite 4980, Houston, Texas 77002.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed on behalf of:

(i)	Torgerson Family Trust (“Torgerson Trust”);

(ii)	989677 Alberta Ltd. (“989”);

(iii)	Svenco Investments Ltd. (“Svenco”);

(iv)	Lance Torgerson (“Lance Torgerson”);

(v)	Tammy Torgerson (“Mrs. Torgerson”); and

(vi)	Richard Torgerson (“Richard Torgerson” and together with Torgerson Trust, 989, Svenco, Lance Torgerson and Mrs. Torgerson, each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b) The business address of each of the Reporting Persons is 596 McClure Road Kelowna, British Columbia V1W 1H3.

(c) The principal business of each of Torgerson Trust, 989 and Svenco is investment holding. The principal occupation of Lance Torgerson is an entrepreneur. Lance Torgerson is also the sole director and sole executive officer of 989 and Svenco. The principal occupation of Mrs. Torgerson is a homemaker. The principal occupation of Richard Torgerson is a retired businessman.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the respective cover page of each Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

On April 2, 2018, the Issuer acquired all of the outstanding equity interests of Noralta Lodge Ltd. (“Noralta”) pursuant to that certain Share Purchase Agreement (the “Purchase Agreement”) by and among the Issuer, Noralta, Torgerson Trust, 2073357 Alberta Ltd., 2073358 Alberta Ltd., 1818939 Alberta Ltd., 2040618 Alberta Ltd., 2040624 Alberta Ltd., 989 and Lance Torgerson (collectively, the “Parties”), as amended by that certain Amending Agreement by and among the Parties (the “Noralta Acquisition”). The consideration paid to 989 and Torgerson Trust for the equity interests of Noralta was (i) cash in the aggregate amount of C$207,706,429 (subject to customary post-closing adjustments for working capital, indebtedness and transaction expenses), (ii) 32,790,868 shares of the Issuer’s Common Shares (the “Common Share Consideration”), of which 13,491,100 shares of such Common Share Consideration were originally held in escrow as described in Item 6 below, and of such shares, 2,156,349 shares allocable to 989 have been released back to the Issuer from escrow and 184,475 shares were released to 989, and (iii) 9,679 shares of the Issuer’s Class A Series 1 Preferred Shares (the “Preferred Share Consideration” and together with the Common Share Consideration, the “Shares”), of which 692 shares of such Preferred Share Consideration were originally held in escrow as described in Item 6 below, and of such shares 637 shares allocable to the Torgerson Trust have been released back to the Issuer from escrow and 55 shares have been released to the Torgerson Trust. The Shares were issued and allocated as follows: (i) 989 was issued and allocated 8,104,562 shares of the Common Share Consideration and (ii) Torgerson Trust was issued 24,686,306 shares of the Common Share Consideration and 9,679 shares of the Preferred Share Consideration, subject to the escrow of a portion of such Shares described in Item 6 below.

No funds were expended by the Reporting Persons in respect of the acquisition of the Shares except which respect to costs and expenses incidental thereto. The Shares were received in exchange for Torgerson Trust and 989 transferring their respective equity interests of Noralta to the Issuer pursuant to the Purchase Agreement.

Item 4.	Purpose of Transaction

The Issuer agreed in the Purchase Agreement to expand the size of its board of directors (the “Board”) at closing of the Noralta Acquisition to eight members and appoint to the Board as a Class I director Lance Torgerson, or with the prior written consent of the Issuer, following the review and approval of the proposed nominee by the Nominating & Corporate Governance Committee of the Board, an alternate nominee of Torgerson Trust (Lance Torgerson or such alternate nominee being, the “Torgerson Nominee”). Torgerson Trust selected Ronald J. Gilbertson as an alternate nominee to be appointed to the Board and, following the review and approval of the proposed nominee by the Nominating & Corporate Governance Committee of the Board, the Board consented to his selection.

Accordingly, effective at the closing of the Noralta Acquisition, the Issuer expanded the size of the Board from seven to eight members and Mr. Gilbertson was appointed as a Class I director to fill the vacancy created by the expansion. Pursuant to the Purchase Agreement, the Issuer has agreed that it will take all necessary actions to nominate Mr. Gilbertson for re-election to the Board at the 2018 annual general meeting of the Issuer’s shareholders (the “2018 Annual Meeting”), subject to certain limited exceptions. Mr. Gilbertson has also been appointed to the Finance & Investment Committee (the “Finance Committee”) of the Board. If at any time Torgerson Trust owns less than 10% of the Common Shares (treating preferred shares on an “as converted basis”), the Torgerson Nominee must tender his resignation from the Board.

All of the Common Shares reported herein were acquired for investment purposes. Except as set forth in this Schedule 13D, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of Common Shares reported owned by each Reporting Person is based upon 167,970,631 outstanding Common Shares determined based upon (i) the statement in the Issuer’s Quarterly Report on Form 10-Q for the three-month period ended September 30, 2018, as filed with the Securities and Exchange Commission on October 31, 2018, that there were 167,970,631 outstanding Common Shares as of October 22, 2018.

(i)

Torgerson Trust beneficially owns 24,686,306 Shares held directly by Torgerson Trust, which represents approximately 14.7% of the outstanding Common Shares of the Issuer. Torgerson Trust may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Torgerson Trust exclude Common Shares of the Issuer held by any other Reporting Persons, as to which Torgerson Trust disclaims beneficial ownership.

(ii)

989 beneficially owns 5,948,213 Shares held directly by 989, which represents approximately 3.5% of the outstanding Common Shares of the Issuer. 989 may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Shares listed as beneficially owned by 989 exclude Common Shares of the Issuer held by any other Reporting Persons, as to which 989 disclaims beneficial ownership. As 989 no longer owns more than 5% of the total outstanding Shares, 989 is no longer considered a Reporting Person for purposes of this Schedule 13D.

(iii)

Svenco may be deemed to be the beneficial owner of 5,948,213 Shares held indirectly by Svenco as the direct owner of all of the voting shares of 989, which represents approximately 3.5% of the outstanding Common Shares of the Issuer. Svenco may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Svenco exclude Common Shares of the Issuer held by any other Reporting Persons, as to which Svenco disclaims beneficial ownership. As Svenco no longer owns more than 5% of the total outstanding Shares, Svenco is no longer considered a Reporting Person for purposes of this Schedule 13D.

(iv)

Lance Torgerson may be deemed to be the beneficial owner of 30,634,519 Shares, which includes (i) 24,686,306 Shares held directly by Torgerson Trust, of which Lance Torgerson is one of three co-trustees and a beneficiary, and (ii) 5,948,213 Shares held directly by 989, of which Lance Torgerson is the sole director and, as the owner of 100% of the voting shares of Svenco, is the indirect beneficial owner of all of the voting shares of 989. Such Shares represent approximately 18.2% of the outstanding Shares of the Issuer.

(v)

Mrs. Torgerson may be deemed to be the beneficial owner of 30,634,519 Shares, which includes (i) 24,686,306 Shares held directly by Torgerson Trust, of which Mrs. Torgerson is one of three co-trustee and a beneficiary, and (ii) 5,948,213 Shares held directly by 989, of which Mrs. Torgerson spouse, Lance Torgerson, is the sole director and indirect beneficial owner of all of the voting shares of 989. Mrs. Torgerson may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Mrs. Torgerson disclaims beneficial ownership of the 5,948,213 Shares held directly by 989 and indirectly by her spouse, Lance Torgerson.

(vi)

Richard Torgerson may be deemed to be the beneficial owner of 24,752,106 Common Shares, which includes (i) 24,686,306 Shares held directly by Torgerson Trust, of which Richard Torgerson is one of three co-trustees and (ii) 65,800 Common Shares held directly by Final Holdings Ltd., of which Richard Torgerson and his spouse are the sole directors and sole shareholders. Richard Torgerson may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Richard Torgerson exclude Shares held by any other Reporting Persons, as to which Richard Torgerson disclaims beneficial ownership. Richard Torgerson disclaims beneficial ownership of the 24,686,306 Shares held directly by Torgerson Trust.

(b)

(i)

Torgerson Trust may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 24,686,306 Shares held directly by Torgerson Trust.

(ii)	989 may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 5,948,213 Shares held directly by 989.

(iii)

As direct owner of all of the voting shares of 989, Svenco may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 5,948,213 Shares held directly by 989.

(iv)

As one of three co-trustees of Torgerson Trust, Lance Torgerson may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 24,686,306 Shares held by Torgerson Trust. As sole director and indirect beneficial owner of all of the voting shares of 989, Lance Torgerson may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 5,948,213 Shares held directly by 989.

(v)

As one of three co-trustees of Torgerson Trust, Mrs. Torgerson may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 24,686,306 Shares held directly by Torgerson Trust. As the spouse of Lance Torgerson, who is sole director and indirect beneficial owner of all of the voting shares of 989, Mrs. Torgerson may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 5,948,213 Shares held directly by 989. Mrs. Torgerson disclaims beneficial ownership, voting power, and power to dispose of the 5,948,213 Shares held directly by 989 and indirectly by her spouse, Lance Torgerson.

(vi)

As one of three co-trustees of Torgerson Trust, Richard Torgerson may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 24,686,306 Shares held directly by Torgerson Trust. Richard Torgerson disclaims beneficial ownership, voting power, and power to dispose of the 24,686,306 Shares held directly by Torgerson Trust. As a director and the owner (together with his spouse) of all of the shares of Final Holdings Ltd., Richard Torgerson may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 65,800 Common Shares held directly by Final Holdings Ltd.

(c) Other than as reported herein with respect to the acquisition of Shares under the Purchase Agreement described in Item 3 above, each of the Reporting Persons has not effected any transactions in the Common Shares during the past 60 days.

(d) No persons other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reflected in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Purchase Agreement, Torgerson Trust, 989 and the Issuer entered into a Registration Rights, Lock-Up and Standstill Agreement (the “Registration Rights Agreement”). Pursuant to the terms and conditions of the Registration Rights Agreement, for a period of 18 months after April 2, 2018, Torgerson Trust and 989 will agree not to transfer any of their Common Shares without the Issuer’s prior written consent, with certain limited exceptions for permitted transfers. Following such 18-month period, Torgerson Trust and 989 will be permitted to transfer Common Shares under Rule 144 or an effective registration statement under the U.S. Securities Act of 1933, subject to a limitation restricting transfers of more than 10% of the Common Shares issued to Torgerson Trust and 989 pursuant to the Purchase Agreement (including Common Shares received upon conversion of the Preferred Share Consideration) during any 90-day period. The Registration Rights Agreement also provides that, as soon as practicable following the date that is 18 months after April 2, 2018, but in no event more than 30 days thereafter, the Issuer will use its commercially reasonable efforts to prepare and file a shelf registration statement under the Securities Act of 1933 covering the public offering of the registrable securities held by Torgerson Trust and 989 and cause such shelf registration statement to become effective within 150 days after filing. In addition, under the Registration Rights Agreement, Torgerson Trust and 989 have customary “piggy-back” rights with respect to public offerings of Common Shares by the Issuer. No piggyback rights will be available incidental to any public offering by the Issuer (i) relating to any employee benefit, compensation, incentive or savings plan or dividend reinvestment plans, (ii) relating to the acquisition or merger by the Issuer or any of its subsidiaries of or with any other business, (iii) under the Issuer’s existing shelf registration statement on Form S-3, (iv) to be registered on a registration statement on Form S-4 or Form S-8 (or any successor forms thereto) or a registration statement for the offering or sale of the Common Shares issuable upon conversion of debt securities, or (v) only to existing holders of securities issued by the Issuer (including Torgerson Trust and 989).

Additionally, pursuant to the Registration Rights Agreement, Torgerson Trust and 989 each agreed to be subject to customary standstill restrictions, including a restriction on additional purchases of Common Shares, and a restriction on voting Common Shares that limits the voting by such holders of Common Shares (including Common Shares held in escrow) in excess of 15% of the voting power of the outstanding Common Shares, which will be voted consistently with all other shareholders of the Issuer. In addition, Torgerson Trust and 989 each agreed not to, directly or indirectly, (i) solicit shareholders for the approval of any shareholder proposals, (ii) propose or seek to effect a change of control of the Issuer, (iii) engage in a proxy solicitation involving the Issuer, or (iv) form, join or otherwise participate in a group or voting trust with respect to Common Shares (other than a group comprised solely of Torgerson Trust and 989, their affiliates and permitted transferees) for the purpose of acquiring, holding, voting or disposing of Common Shares. The restrictions described in the preceding sentence shall not apply if the Issuer has entered into a definitive agreement, the consummation of which would result in a change of control of the Issuer, or any person has commenced a public tender or exchange offer which if consummated would result in a change of control of the Issuer. The standstill and voting restrictions in the Registration Rights Agreement shall terminate at such time as the Common Shares owned by Torgerson Trust and 989 in the aggregate no longer constitute at least five percent of the Common Shares then outstanding (calculated assuming conversion of all of the outstanding preferred shares) or upon specified bankruptcy or change of control events.

The foregoing summary of the terms of the Registration Rights Agreement is not complete and is entirely qualified by reference to the full text of the Registration Rights Agreement, a copy of which is attached as Exhibit 99.2 hereto.

Pursuant to the Purchase Agreement (as amended by the Amending Agreement), at the closing of the Noralta Acquisition, the parties to the Purchase Agreement placed 2,340,824 shares of the Common Share Consideration and 692 shares of the Preferred Share Consideration (collectively, the “Supplemental Escrow Shares”) into an escrow account to be released to the Issuer, on the one hand, and/or 989 and Torgerson Trust, on the other hand, based on the actual increased employee compensation costs that may be incurred by Noralta as a result of the union certification of certain classes of Noralta employees by UNITE HERE Local 47, as described in the Issuer’s Current Report on Form 8-K filed on March 16, 2018. The actual expected increased employee compensation costs will not be known until a collective bargaining agreement has been reached between Noralta and UNITE HERE Local 47. Additionally, pursuant to the Purchase Agreement (as amended by the Amending Agreement), at the closing of the Noralta Acquisition, the parties to the Purchase Agreement placed 13,491,100 shares of the Common Share Consideration (the “Initial Escrow Shares” and, together with the Supplemental Escrow Shares, the “Escrow Shares”) in an escrow account to be held and released from escrow in three equal installments upon the satisfaction of certain conditions related to a customer contract remaining in place in June 2021, June 2022 and June 2023. Until such time as any such Escrow Shares are released to the Issuer, on the one hand, and/or 989 and Torgerson Trust, on the other hand, 989 and Torgerson Trust (as applicable) will remain the registered and direct owners of the Escrow Shares for all purposes, including, without limitation, entitlements to dividends and distributions and the right to exercise all voting and other shareholder rights (subject to the limitations set forth in the Registration Rights Agreement described above). On December 19, 2018 the Supplemental Escrow Shares were released from escrow, of which: (i) 2,156,349 Common Shares and 637 shares of the Preferred Share Consideration were released to the Issuer; (ii) 184,475 Common Shares were released to 989; and (iii) 55 shares of the Preferred Share Consideration were released to Torgerson Trust.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of April 5, 2018, by and among the Reporting Persons.

Exhibit 99.2	Registration Rights, Lock-Up and Standstill Agreement, dated as of April 2, 2018, by and among and Civeo Corporation, Torgerson Family Trust and 989677 Alberta Ltd. (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36246) filed on April 2, 2018).

Exhibit 99.3	Share Purchase Agreement, dated November 26, 2017, by and among Civeo Corporation, Noralta Lodge Ltd., Torgerson Family Trust, 2073357 Alberta Ltd., 2073358 Alberta Ltd., 1818939 Alberta Ltd., 2040618 Alberta Ltd., 2040624 Alberta Ltd., 989677 Alberta Ltd. and Lance Torgerson (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36246) filed on November 27, 2017).

Exhibit 99.4	Amending Agreement, dated March 15, 2018, by and among Civeo Corporation, Noralta Lodge Ltd., Torgerson Family Trust, 2073357 Alberta Ltd., 2073358 Alberta Ltd., 1818939 Alberta Ltd., 2040618 Alberta Ltd., 2040624 Alberta Ltd., 989677 Alberta Ltd. and Lance Torgerson (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36246) filed on March 16, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Date: March 8, 2019

Torgerson Family Trust

By:	/s/ Lance Torgerson
Name:	Lance Torgerson
Title:	Trustee

989677 Alberta Ltd.

By:	/s/ Lance Torgerson
Name:	Lance Torgerson
Title:	President

Svenco Investments Ltd.

By:	/s/ Lance Torgerson
Name:	Lance Torgerson
Title:	President

/s/ Lance Torgerson
Lance Torgerson

/s/ Richard Torgerson
Richard Torgerson

/s/ Tammy Torgerson
Tammy Torgerson